

June 18, 2013

Via E-mail
Joseph Fink
President and Chief Financial Officer
Berkshire Bancorp, Inc.
160 Broadway
New York, NY 10038

> **Re:** **Berkshire Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed April 16, 2013**
> **File No. 000-13649**

Dear Mr. Fink:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2012

General

1. Please provide us and revise future filings to include updated information regarding the status of the MOU entered into in 2009 with the FDIC and the New York State Department of Financial Services. Include this disclosure in all periodic reports until the MOU is resolved.

Discussion of Financial Condition and Results of Operations, page 24

2. Please provide us and revise future filings to include an expanded discussion of the specific facts and circumstances resulting in the $6.7 million reversal of the allowance for loan losses. Include a discussion of how this reversal was considered in connection with the material weakness identified in your internal controls over financial reporting in the determination of the allowance for loan losses and the use of third parties in that determination, which you discuss on page 120. In your response, address the additional reversal of the ALL recorded in the fiscal quarter ended March 31, 2013.

Investment Activities, page 34

3. Please provide us and revise future filings to include an expanded discussion of the unrealized losses on your auction rate securities between periods. In your response, also address the changes in the additional losses between December 31, 2012 and March 31, 2013.

Loan Portfolio, page 45

4. Please revise future filings to disclose the allocation of the allowance for loan losses to each of the loan categories for five years as required by Industry Guide 3.

5. Please revise future filings to include troubled debt restructurings (TDR) in the tabular presentation of impaired loans that is disclosed on page 50. Your revisions should separately present TDRs that are accruing and those that are not.

Berkshire Bancorp, Inc. Financial Statements

Note I. Income Taxes, page 100

6. Please provide us and revise future filings to disclose the gross deferred tax assets, the gross deferred tax liabilities and the valuation allowance for deferred tax assets used in arriving at the net deferred tax asset or net deferred tax liability. Please also tell us why you recognized a decrease in the Federal deferred tax valuation allowance of $3,552 million in 2012 when you reduced your deferred tax valuation allowance by $3.912 million in 2011.

Controls and Procedures, page 119

7. Noting that your disclosure controls and procedures and internal controls over financial reporting are not effective at December 31, 2013 and at March 31, 2013, please tell us the following:

- For each identified material weakness, please explain how it was identified and what the financial statement impact was.

- Explain how you identified the periods effected and, specifically, how you determined that previously issued financial statements could continue to be relied upon.

- We note that you state here and in the Form 10-Q for the fiscal quarter ended March 31, 2013 that no material changes have been made to your internal controls over financial reporting. Please tell us and revise future filings to disclose how you were able to remediate the identified material weaknesses absent material changes to your controls.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3752 if you have any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief